Delisting Determination,The Nasdaq Stock Market, LLC,
June 3, 2011, Fuqi International, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Fuqi International, Inc. (the Company), effective at the opening of the trading session on June 13, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1). The Company was notified of the Staffs determination on September 29, 2010. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issed a decision dated December 9, 2010, and later modified on January 20, 2011, granting the Company continued listing pursuant to an exception through May 9, 2011, by which date the Company was required to regain compliance with Listing Rules
5250(c)(1), 5620(a), and 5620(b). However, the Company did not regain compliance by that date. On March 28, 2011, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on March 29, 2011.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on May 12, 2011.